Press Release

Ahold completes sale
of three shopping
centers in Poland and
the Czech Republic


Amsterdam, The Netherlands, March 16, 2006 - Ahold announced today it has successfully completed the sale of the three shopping centers in Bielsko Biala and Elblag, Poland and in Karvina, the Czech Republic to ING Property Fund Central Europe, a fund managed by ING Real Estate.

The value of the transaction, consisting of a cash consideration and debt repaid to Ahold, amounts to approximately EUR 108 million.

Ahold and ING Real Estate announced the transaction on December 7, 2005. The closing was subject to fulfillment of certain conditions, including antitrust approval.

Ahold Central Europe will continue to operate its Hypernova hypermarket in the center of Karvina. Ahold's hypermarket operations in the Polish Centers were already divested in February 2005.

                                                                         2006006

Ahold Press Office: +31 20 509 5343




Disclaimer:
One statement in this press release is a forward-looking statement within the meaning of the U.S. federal securities laws. This statement is the statement as to the expectation that Ahold Central Europe will continue to operate its Hypernova hypermarket in Centrum Karvina. This forward-looking statement is subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statement. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, actions of third parties, and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on this forward-looking statement, which speaks only as of the date of this press release. Ahold does not undertake any obligation to publicly release any revisions to this forward-looking statement to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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     www.ahold.com

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